Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2006		2007		2008		2009		2010
	($ in thousands)
Pre-tax income from continuing operations	$101,136		$43,998		$168,434		$88,174		$128,455
Fixed charges and preferred dividends	11,761		14,677		21,853		35,696		49,051
Amortization of capitalized interest	7		87		149		404		713
Interest capitalized	(968)		(1,622)		(1,666)		(4,576)		(4,247)
Preferred dividends	—		—		—		—		—

Total adjusted earnings available for payment of fixed charges	$111,936		$57,140		$188,770		$119,698		$173,972

Fixed charges and preferred dividends

Interest expense	$9,783		$12,119		$18,128		$28,143		$39,420
Interest capitalized	968		1,622		1,666		4,576		4,247
Amortization of debt-related expenses	556		482		1,590		2,504		4,882
Rental expense representative of interest factor	454		454		469		473		502
Preferred dividends	—		—		—		—		—

Total fixed charges and preferred dividends	$11,761		$14,677		$21,853		$35,696		$49,051

Ratio of earnings to fixed charges	9.5	x	3.9	x	8.6	x	3.4	x	3.5	x
Ratio of earnings to combined fixed charges and preferred dividends(1)	9.5	x	3.9	x	8.6	x	3.4	x	3.5	x

(1)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because no shares of preferred stock were outstanding during those periods.